Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended August 31,					Six Months Ended February 28, 2013	Six Months Ended February 29, 2012
	2008	2009	2010	2011	2012
Earnings (loss) from continuing operations before taxes	$330,353	$48,561	$(161,389)	$38,606	$162,793	$81,306	$72,562

Add (subtract):
Net earnings attributable to noncontrolling interests	(538)	550	(236)	(213)	(6)	(2)	(2)
Capitalized interest amortization	728	899	2,012	2,377	2,341	1,151	1,162
Fixed charges	84,366	110,917	93,948	85,897	85,473	41,718	40,594
Less: Capitalized interest	(6,877)	(12,010)	(4,359)	(794)	(1,339)	(768)	(507)

Total	$408,032	$148,917	$(70,024)	$125,873	$249,262	$123,405	$113,809

Fixed charges:
Interest expense	$63,334	$88,974	$78,540	$70,615	$70,835	$34,282	32,847
Portion of rental expense representative of interest factor	21,032	21,943	15,408	15,282	14,638	7,436	7,747

Total fixed charges	$84,366	$110,917	$93,948	$85,897	$85,473	$41,718	$40,594

Ratio of earnings to fixed charges	4.84x	1.34x	*	1.47x	2.92x	2.96x	2.80x

*	Earnings for the year ended August 31, 2010 were inadequate to cover fixed charges due to asset impairment charges and losses from discontinued operations. The coverage deficiency was approximately $164 million for the year ended August 31, 2010.